UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2018

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC

(Translation of registrant’s name into English)

66 Seymour Street, Second Floor

London, W1H 5BT

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F                                       ☒                                  Form 40-F                                       ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

International Game Technology PLC Announces Offering of $500 Million Senior Secured Notes due 2027
and Conditional Notice of Redemption for its $600 Million 5.625% Senior Secured Notes Due 2020

On September 17, 2018, International Game Technology PLC (the “Company”) announced the offering of $500,000,000 aggregate principal amount of senior secured notes due 2027 (the “Notes”) subject to customary market and closing conditions (the “Offering”). Application has been made for the Notes to be listed on the Official List of Euronext Dublin and admitted to trading on the Global Exchange Market of Euronext Dublin.

IGT intends to use the net proceeds of the Offering, together with proceeds of a utilization under its senior syndicated revolving credit facilities, to redeem (the “Redemption”) its US$600,000,000 5.625% Senior Secured Notes due 2020 (Regulation S ISIN: USG4863AAA63 / Rule 144A ISIN: US460599AA19 / Regulation S CUSIP: G4863A AA6 / Rule 144A CUSIP: 460599 AA1) (the “5.625% Notes due 2020”) on September 27, 2018, at a redemption price equal to $1,028.43 per $1,000.00 of principal amount of the 5.625% Notes due 2020. The Redemption is conditioned on IGT’s receipt of at least $500,000,000 in gross proceeds from the Offering. A conditional notice of the Redemption was sent to all registered holders of the 5.625% Notes due 2020 on September 17, 2018.

A copy of the news release relating to these matters is furnished herewith as follows:

Exhibit Number	Description

99.1

News Release “International Game Technology PLC Announces Offering of $500 Million Senior Secured Notes due 2027 and Conditional Notice of Redemption for its $600 Million 5.625% Senior Secured Notes Due 2020,” dated September 17, 2018

EXHIBIT INDEX

Exhibit Number	Description

99.1

News Release “International Game Technology PLC Announces Offering of $500 Million Senior Secured Notes due 2027 and Conditional Notice of Redemption for its $600 Million 5.625% Senior Secured Notes Due 2020,” dated September 17, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 17, 2018	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary